SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                          (Amendment No.____________)*


                             BOSTON BIOMEDICA, INC.
             -----------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
             -----------------------------------------------------
                         (Title of Class of Securities)

                                   100560101
             -----------------------------------------------------
                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 100560101                   13G                      Page 1 of 5 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                           Henry A. Malkasian


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION

                                      USA


--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES                                 311,510
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH                                    -0-
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH                                  311,510
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                                              -0-
--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                            311,510

--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
       (See Instructions)                                                    [X]


--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                               7.1%

--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON (See Instructions)

                                     IN


--------------------------------------------------------------------------------



                                                               Page 2 of 5 Pages





Item 1.     (a)   Name of Issuer:
                         Boston Biomedica, Inc.

            (b)   Address of Issuer's Principal Executive Offices:
                         375 West Street, West Bridgewater, Massachusetts 02379

Item 2.     (a)   Name of Person Filing:
                         Henry A. Malkasian

            (b)   Address of Principal Business Office, or, if none, Residence:
                         119 Bristol Road, Wellesley, Massachusetts 02181

            (c)   Citizenship:
                         USA

            (d)   Title of Class of Securities:
                         Common Stock, $.01 par value

            (e)   CUSIP Number:
                         100560101

Item 3.     Not Applicable



Item 4.     Ownership:

            (a) Amount Beneficially Owned: 311,510 shares, including (i) 10,000 shares issuable pursuant to immediately exercisable stock options, (ii) 12,000 shares held of record by Mr. Malkasian's son, (iii) 5,000 shares held by Mr. Malkasian's daughter, (iv) 53,850 shares held by Mr. Malkasian's spouse,
                  (v) 30,000  shares


                                                               Page 3 of 5 Pages





                  held by Mr.  Malkasian  as trustee in  trust  for his son, and
                  (vi) 30,000 shares held by Mr. Malkasian as trustee for his daughter.


            (b)   Percent of Class: 7.1%


            (c)   Number of Shares as to which such person has:

                 (i)   sole power to vote or to direct the vote: 311,510 shares

                 (ii)  shared power to vote or to direct the vote: -0-

                 (iii) sole power to  dispose  or to  direct the disposition of:
                       311,510 shares

                 (iv)  shared  power to dispose or to direct the disposition of:
                       -0-


Item 5.     Ownership of Five Percent or Less of Class:

                    Not Applicable

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person:

                    Not Applicable


Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company:

                    Not Applicable

Item 8.     Identification and Classification of Members of the Group:

                    Not Applicable

Item 9.     Notice of Dissolution of Group:

                    Not Applicable

Item 10.    Certification:

                    Not  Applicable




                                                               Page 4 of 5 Pages







                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: 2/21/97
      -------

By: /s/ Henry A. Malkasian
    ----------------------
    Henry A. Malkasian



                                                               Page 5 of 5 Pages